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                              December 15, 2020

       Lorenzo Barracco
       Chief Executive Officer
       Mystic Holdings Inc.
       4145 Wagon Trail Avenue
       Las Vegas, Nevada 89118

                                                        Re: Mystic Holdings
Inc.
                                                            Post-qualification
Amendment No. 3 to Form 1-A
                                                            Filed December 4,
2020
                                                            File No. 024-11093

       Dear Mr. Barracco:

               We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A

       Mystic Holdings Financial Statements
       December 31, 2019 Financial Statements
       Note 22: Stock Option, page F-26

   1. Please explain to us why the stock options issued on September 30, 2019 were not previously disclosed.
Also, please explain to us what you mean by the disclosure that the options "may not be
outstanding at each year end." In this regard, we note that if they were issued but since
none were exercised, cancelled or expired as of December 31, 2019, and noting the options
are not exercisable until after two years from the date of grant, then it appears those
options would be outstanding at year end. Please revise the same footnote on page F-47 to update
the option rollforward through June 30, 2020.
 Lorenzo Barracco
FirstName LastNameLorenzo   Barracco
Mystic Holdings Inc.
Comapany15,
December  NameMystic
              2020     Holdings Inc.
December
Page 2    15, 2020 Page 2
FirstName LastName

Note 24: Subsequent Events, page F-27

2. We have read your response and revision related to comment 3 in our letter dated
         November 23, 2020. Given the share amounts previously disclosed, it is not clear how the following revised amounts reflect a stock split ratio of 14,350 to 1:
             $0.0001036 par value per share at December 31, 2019 (page F-4) and at June 30,
              2020 (page F-30);
             70,000,000 shares issued at December 31, 2019 (page F-4) and at June 30, 2020
              (page F-30);
             2,375 treasury shares at December 31, 2019 (page F-4) and at June 30, 2020 (page F-
              30);
             69,739,382 shares beginning balance at January 1, 2019, beginning balance at
              January 1, 2018 and ending balance at December 31, 2018 (page
F-6);
             260,618 shares issued during 2019 (page F-6);
             70,000,000 shares ending balance at December 31, 2019 (page F-6); 70,000,000 shares beginning balance at January 1, 2020 and ending balance at June
              30, 2020 (page F-32);
             7,226 shares beginning balance at January 1, 2019 and ending balance at June 30,
              2019 (page F-32); and
             2,375 shares of treasury stock at January 1, 2019 and June 30, 2019 (page F-32).
         Please revise accordingly.
3. You state in response to comment 3 that you evaluated the effect of the stock split on short term debt, long term debt and convertible debentures and concluded no changes to such debt obligations were required in response to the stock split. Please confirm there are no anti-dilutive clauses in the agreements that would require a retroactive change. In this respect we note no changes have been made to the share amounts in the line Note Payable to Qualcan Canada in Note 13 on pages F-20 and F-45. In addition, we note reference on page F-21 that adjustments may be made to the conversion price of the debentures in the case of a stock split. Please revise the disclosures to reflect the correct number of shares pursuant to the 14,350:1 stock split or advise us as to why no changes are required.
         Regarding the footnote disclosure to the pro forma information for convertible debentures, please revise the share amounts included in Note 5 on page F-90 as necessary to also reflect the stock split.
4. You disclose on page F-27 that you filed the Certificate to effect the stock split on
         September 12, 2020. This date is September 2, 2020 on page F-51. Please revise accordingly to disclose the correct date throughout your filing. MediFarm I Financial Statements
Statement of Equity, page F-56

5. You have revised the Members' Equity section of the Balance Sheet on page F-54. Please revise the Statements of Changes in Members' Equity on page F-56 accordingly.
 Lorenzo Barracco
FirstName LastNameLorenzo   Barracco
Mystic Holdings Inc.
Comapany15,
December  NameMystic
              2020     Holdings Inc.
December
Page 3    15, 2020 Page 3
FirstName LastName
16. Subsequent Events, page F-66

6. You disclose that you evaluated subsequent events "through October 30, 2020, the date these financial statements were issued." Please revise to correct the date, if true, to
         December 1, 2020, the date of the audit report on page F-53.
15. Subsequent Events, page F-78

7. You disclose that you evaluated subsequent events "through November 27, 2019, the date these financial statements were issued." Please revise to correct the date, if true, to
         December 1, 2020, the date of the audit report on page F-67. Independent Auditor's Report on Supplemental Information, page F-79

8. Please have your auditor change the reference to the date of their report from November
         27, 2019 to December 1, 2020, if true.
Blum-Desert Inn June 30, 2019 Financial Statements, page F-81

9. Please revise to also provide the corresponding period of the prior year. That is, for the balance sheet, also present the information at December 31, 2018. For each of the statements of income, equity and cash flows, also present the period for the six months ended June 30, 2018.
Unaudited Pro Forma Financial Statements, page F-87
Notes to Unaudited Pro Forma Financial Statements, page F-89
Note 2 - Preliminary purchase price allocation, page F-89

10. You disclose that the purchase price of Blum-Desert Inn was "adjusted downward to $9.8 million to give an adjustment to inventory acquired as of November 1, 2019. $1.4M of the purchase price was allocated to tangible assets including inventory, $6.9 million of the purchase price was allocated to intangible assets, and the balance of $1.5 million was attributed to goodwill." However, in the purchase price allocation thereof, the intangible asset allocation is $6.3 million and the goodwill allocation is $2.1 million. Please revise accordingly.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Lorenzo Barracco
Mystic Holdings Inc.
December 15, 2020
Page 4

       You may contact Mary Mast at 202-551-3613 or Jenn Do at 202-551-3743 if you have questions regarding comments on the financial statements and related matters. Please contact Joe
McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameLorenzo Barracco
                                                           Division of
Corporation Finance
Comapany NameMystic Holdings Inc.
                                                           Office of Life
Sciences
December 15, 2020 Page 4
cc:       Spencer G. Feldman, Esq.
FirstName LastName